

20012661

UNITED STATES
⁘URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Watkins Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

722 West Shepard Lane, Suite 103, Farmington

(No. and Street)

Utah	84025
(City) (State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher M. Watkins 801-451-6367

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company

(Name – *if individual, state last, first, middle name*)

1785 West 2320 South	Salt Lake City	Utah	84119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DECEMBER 31, 2019

WATKINS FINANCIAL SERVICES, INC.

CONTENTS



1785 West 2320 South
Salt Lake City, UT 84119

📞 801-972-4800

📠 801-972-8941

🌐 www.HaynieCPAs.com

Certified Public Accountants
& Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Watkins Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Watkins Financial Services, Inc. as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Watkins Financial Services, Inc. Watkins Financial Services, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Watkins Financial Services, Inc.'s management. Our responsibility is to express an opinion on Watkins Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Watkins Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Watkins Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Watkins Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 2, 2020

We have served as Watkins Financial Services, Inc's auditor since 2020.



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OATH OR AFFIRMATION

I, Christopher M. Watkins _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watkins Financial Services _____ , as of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SPENCER JOHNSON
NOTARY PUBLIC - STATE OF UTAH
My Comm. Exp. 06/09/2020
Commission # 689488

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Watkins Financial Services, Inc.
Statement of Financial Condition
December 31, 2019

ASSETS

Current Assets:

Cash	$	4,484
Clearing deposit		10,000
Receivables from customers		18,854
Total Current Assets		33,338
Total Assets	$	33,338

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts payable	$	-
Total Current Liabilities		-
Total Liabilities		-

Stockholders' Equity:

Common stock - $ 0.10 par value; 1,000 authorized shares, 1,000 shares issued and outstanding	100
Additional paid-in capital	38,900
Accumulated deficit	(5,662)
Total Stockholders' Equity	33,338
Total Liabilities and Stockholders' Equity	$ 33,338

Watkins Financial Services, Inc.
Statement of Operations
For the Year Ended December 31, 2019

Revenues - commissions	$	285,263
Expenses		
Officer concessions		258,000
Other general and administrative		35,705
Total Expenses		293,705
Net Loss	$	(8,442)

Watkins Financial Services, Inc.
Statement of Stockholders' Equity
For the Year Ended December 31, 2019

| | Common Stock | | Additional Paid-In | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2019	1,000	$ 100	$ 38,900	$ 2,780	$ 41,780
Net loss	-	-	-	(8,442)	(8,442)
Balance, December 31, 2019	1,000	$ 100	$ 38,900	$ (5,662)	$ 33,338

Watkins Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows From Operating Activities:

Net loss	$	(8,442)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in assets and liabilities:		
Receivables from customers		10,855
Accounts payable		(1,570)
Net Cash Provided by Operating Activities		843

Cash Flows From Investing Activities: -

Cash Flows From Financing Activities: -

Net increase in cash		843
Cash, beginning of year		3,641
Cash, end of year	$	4,484

Supplemental Cash Flow Information

Cash paid for interest	$	-

1. **Nature of Operations**

Watkins Financial Services, Inc. (the "Company") was incorporated in the State of Utah on January 7, 2000, for the purpose of operating a broker dealer business. All issued shares of the Company's common stock are held by one shareholder (the shareholder).

2. **Summary of Significant Accounting Policies**

The Company's accounting policies reflect practices of the financial services industry and conform to generally accepted accounting principles. The following policies are considered to be significant:

Basis of presentation

The financial statements and accompanying notes have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The Company has elected a December 31 year-end.

Revenue and cost recognition

Effective January 1, 2018, the Company adopted ASU No. 2014-9, *Revenue from Contracts with Customers* ("ASC Topic 606") using the modified retrospective method which had no impact on the Company's opening retained earnings. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Revenues are recognized as follows:

- *Commissions*: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

- *Securities Transactions*: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

2.   **Summary of Significant Accounting Policies (Continued)**

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

Income taxes

The Company has elected, with the consent of its shareholder, to be taxed as an "S" corporation under the Internal Revenue Service Code Section 1362. An "S" Corporation does not generally pay income taxes, but instead, its shareholders are taxed on the Company's income. Therefore, these statements will not include any provision for corporate income tax.

The Company's Forms 1120S, *U.S. Income Tax Return for an S Corporation*, for the years ending December 31, 2019, December 31, 2018, December 31, 2017, and December 31, 2016 are subject to examination by the IRS and state tax agencies, generally for three years after they are filed. Generally accepted accounting principles require tax effects from an uncertain tax position to be recognized in the financial statement only if the position is more likely than not to be sustained if the position were to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the more likely than not threshold, the largest amount of tax benefit that is greater than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded. Management has evaluated the tax positions reflected in the Company's tax filings and does not believe that any material uncertain tax positions exist.

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables from customers

The Company's accounts receivable are generally short-term in nature; thus, the Company does not accrue finance or interest charges. Accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition. Management has evaluated the accounts and believes they are all collectible at December 31, 2019. No allowance for uncollectible accounts has been provided.

2.   **Summary of Significant Accounting Policies (Continued)**

Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred. Advertising expense was $0 for the year ended December 31, 2019.

Fair value of financial instruments

The fair value of financial instruments including cash, contracts receivable, and accounts payable approximate book values at December 31, 2019.

Concentrations of credit risk

The Company provides consulting and brokerage services to corporations, pension and retirement funds, and individuals in the United States. Substantially all revenues and receivables relate to providing services to these entities and individuals.

Although the Company is directly affected by the economy, management does not believe significant credit risk exists at December 31, 2019.

Cash is comprised of cash on deposit in the bank. The Company's bank deposits are held in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") to certain levels. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets. As of December 31, 2019, the Company did not have any amount in excess of the FDIC coverage.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases*, which requires an entity to recognize the rights and obligations resulting from leases as lease assets and lease liabilities on the balance sheet, including leases previously recorded and classified as operating leases. Pursuant to this new guidance, a lessee should recognize in the balance sheet a liability to make lease payments (lease liability) and a right-of-use assets (lease asset) representing its right to use the underlying asset for the lease term, initially measured at the present value of the lease payments. This new standard is effective for the Company for the year ended December 31, 2019, with early application permitted, using a modified retrospective approach. The Company evaluated the impact of the adoption of ASU 2016-02 on its financial statements and there was no effect.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) did not or are not believed to have a material impact on our present or future financial statements.

3.   **Clearing Arrangements**

The Company has a clearing agreement with Intl FC Stone Financial, Inc. to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The Company does not carry or clear any customer accounts. The Company's agreement provides that its clearing brokers will keep records of the transactions affected and cleared in the customer's accounts pursuant to Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). In addition, clearing brokers provide preparation and distribution of customers' confirmation and statements, including the maintenance of margin requirements under the Exchange Act and FINRA rules. Pursuant to the clearing agreement, the Company is required to maintain a clearing deposit at the clearing institution. At December 31, 2019, the Company maintains a clearing deposit at Intl FC Stone Financial, Inc. amounting to $10,000. At December 31, 2019, the Company had commission receivables of $18,854 from Intl FC Stone Financial, Inc.

4.   **Related Party Transactions**

The Company provides services for individuals and entities that are related to the shareholder of the Company. The Company had $229,650, or 81% of its revenue, from these individuals and entities for the year ended December 31, 2019.

5.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of the greater of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2019, the Company had net capital of $33,338, which was $28,338 in excess of its required net capital of $5,000.

6.   **Reserve Requirements**

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

7.   **Subsequent Events**

The Company has evaluated subsequent events through March 2, 2020, the date which the financial statements were available to be issued, and noted no material subsequent events that would require adjustment to or disclosure in these financial statements as of December 31, 2019.

Watkins Financial Services, Inc.
Computation of Net Capital Pursuant to 15c3-1 of the
Securities and Exchange Commission
December 31, 2019

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	33,338

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	-
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	28,338
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$	33,338

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities net of deferred income taxes payable and deferred income	$	-
Percentage of aggregate indebtedness to net capital		0%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	33,338
Audit Adjustments		-
NET CAPITAL PER AUDIT REPORT	$	33,338

A computation of reserve requirement is not applicable to Watkins Financial Service, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Information relating to possession or control requirements is not applicable to Watkins Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).



Haynie & Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

 801-972-4800

 801-972-8941

⊕ www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Watkins Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Watkins Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Watkins Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Watkins Financial Services, Inc. stated that Watkins Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Watkins Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Watkins Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 2, 2020



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*An Association of
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An Independently owned member
RSM US Alliance

February 17, 2020

Haynie & Company
1785 West 2320 South
Salt Lake City, UT 84119

Attention: Steven C. Avis, CPA

Re: SEC Rule 17a-5(d)(4) Exemption Report

Dear Mr. Avis,

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to rule 15c3-3 (k) (2) (ii) the company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transaction between the broker or dealer and its customers through one or more bank accounts, each to be designated as "special Account for the Exclusive Benefit of Customers of Watkins Financial Services, Inc."

Watkins Financial Services met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period January 01, 2019 to December 31, 2019.

Sincerely,

Christopher M. Watkins
President
Watkins Financial Services